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Aivana, Inc. Inc has launched their beta and is offering the chance for the AI community to own a piece of the company and its future success! 🚀

📌 Reserve your spot here: https://lnkd.in/e_heuNKA ✅

Aivana's Founder, Chris Ybarra, says, "We chose a community raise because Aivana's mission is to help everyday people excel with AI. It only makes sense to let our community share in the potential upside. If Aivana wins, we all win. It's that simple."

Don't miss out on this opportunity!

Disclaimer-https://lnkd.in/eKrHu9TN ✅

#AI #startup #communityfundraising #crowdfunding #wefunder #Aivana


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